Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the nine months ended September 30, 2012 and the years ended December 31 as indicated:

	Nine Months Ended	Year Ended December 31,
	September 30, 2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	14.61	10.12	14.84	15.26	5.75

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on tax liabilities plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on tax liabilities) and the portion of rental expense that is representative of the interest factor.